**Nebula Media Group, LLC.** (the "Company") a Missouri Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021, and Period Ended August 7, 2022

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Nebula Media Group, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and for period ending August 7, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

**Emphasis of Matter Regarding Successor Entity**
Nebula Talent Group was incorporated on December 16, 2018, in Pennsylvania. On June 21, 2019, Nebula Talent Group completed a fictitious name filing to do business as Nebula Media Group in Pennsylvania. Nebula Media Group (herein) was subsequently incorporated in Missouri on September 22, 2021, and canceled its "doing business as fictitious name" status in Pennsylvania on June 3, 2022. Additionally, Nebula Talent Group was dissolved through the owner's filing of articles of dissolution on July 12, 2022.

Nebula Media Group, of Missouri, is 100% owned by one shareholder, who sold 100% of membership interests to Accessibility OS on August 2, 2022. Accessibility OS was incorporated in Delaware on August 8, 2022.

On January 3, 2023, CurbCutOS was incorporated in Delaware and Accessibility OS assigned 100% of its membership interest to the Company on February 20, 2023.

Vince Mongio, CPA, CIA, CFE, MACC

Miami, FL
April 25, 2023
Vincenzo Mongio

## Statement of Financial Position

| | Period Ended, | |
|---|---|---|
| | August 7, 2022 | December 31, 2021 |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 1,787 | 16,565 |
| Total Current Assets | 1,787 | 16,565 |
| TOTAL ASSETS | 1,787 | 16,565 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Current Portion of Long-Term Debt | 31,694 | 9,567 |
| Total Current Liabilities | 31,694 | 9,567 |
| Long-term Liabilities | | |
| Notes Payable | - | 14,643 |
| Total Long-Term Liabilities | - | 14,643 |
| TOTAL LIABILITIES | 31,694 | 24,210 |
| EQUITY | - | |
| Member's Capital | 10,988 | 1,375 |
| Accumulated Deficit | (9,020) | - |
| Net Income | (31,876) | (9,020) |
| Total Equity | (29,908) | (7,645) |
| TOTAL LIABILITIES AND EQUITY | 1,787 | 16,565 |

## Statement of Operations

| | Period Ended, | |
|---|---|---|
| | August 7, 2022 | December 31, 2021 |
| Revenue | 212,601 | 116,533 |
| Cost of Revenue | - | - |
| Gross Profit | 212,601 | 116,533 |
| Operating Expenses | | |
| Advertising and Marketing | - | 3,561 |
| General and Administrative | 51,958 | 18,579 |
| Contractor Labor | 209,318 | 95,820 |
| Total Operating Expenses | 261,275 | 117,960 |
| Operating Income (loss) | (48,675) | (1,427) |
| Grant Income | 20,268 | - |
| Other | - | - |
| Total Other Income | 20,268 | - |
| Interest Expense | 3,470 | 7,592 |
| Total Other Expense | 3,470 | 7,592 |
| Earnings Before Income Taxes | (31,876) | (9,020) |
| Provision for Income Tax Expense/(Benefit) | - | - |
| Net Income (loss) | (31,876) | (9,020) |

## Statement of Cash Flows

| | Period Ended, | |
|---|---|---|
| | August 7, 2022 | December 31, 2021 |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (31,876) | (9,020) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | - | - |
| Net Cash provided by (used in) Operating Activities | (31,876) | (9,020) |
| INVESTING ACTIVITIES | | |
| Net Cash provided by (used by) Investing Activities | - | - |
| FINANCING ACTIVITIES | | |
| Member's Capital | 9,613 | 1,375 |
| Note Payable | 7,484 | 14,643 |
| Net Cash provided by (used in) Financing Activities | 17,097 | 16,018 |
| Cash at the beginning of period | 16,565 | 9,567 |
| Net Cash increase (decrease) for period | (14,779) | 6,998 |
| Cash at end of period | 1,786 | 16,565 |

## Statement of Changes in Member Equity

| | Member Capital | | | |
|---|---|---|---|---|
| | $ Amount | Accumulated Adjustments | Accumulated Deficit | Total Member Equity |
| Beginning Balance at 1/1/2021 | | | | - |
| Capital Contributions | 1,375 | - | - | 1,375 |
| Capital Distributions | - | - | - | - |
| Net Income (Loss) | - | - | (9,020) | (9,020) |
| Ending Balance 12/31/2021 | 1,375 | - | (9,020) | (7,645) |
| Capital Contributions | 9,613 | - | - | 9,613 |
| Capital Distributions | - | - | - | - |
| Net Income (Loss) | - | - | (31,876) | (31,876) |
| Prior Period Adjustment | - | - | - | - |
| Ending Balance 08/07/2022 | 10,988 | - | (40,896) | (29,908) |

**Nebula Media Group, LLC**
**Notes to the Unaudited Financial Statements**
**August 7, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nebula Media Group, LLC ("the Company") was formed in Missouri on September 22, 2021. The Company is a predecessor entity for Accessibility OS, Inc. and CurbCutOS, Inc. The Company earned revenues by providing turnkey digital accessibility services to a wide variety of industries. The Company's headquarters was in St. Louis, Missouri, but its customers were located throughout the United States.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognized revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generated revenues by providing turnkey digital accessibility services to a wide variety of industries and its primary performance obligation was the delivery of a finished digital accessibility product. Revenues were earned in accordance with the percentage of the project completed. Additionally, the Company provided ongoing maintenance services, which were billed via a subscription model on a monthly or quarterly basis. Revenues were earned over the life of the subscription. The company ceased primary operations under this name and had no deferred revenues as of August 7, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services were generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consisted of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company followed ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company complied with all relevant laws and regulations. The Company did not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

The company transferred all outstanding debt to Accessibility OS and had no outstanding debt post August 7, 2022.

**NOTE 6 – EQUITY**

The Company was a single-member LLC and did not have shares issued and outstanding.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to August 7, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2023, the date these financial statements were available to be issued. See financial review report for Accessibility OS., Inc. for additional information.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company transferred all assets and liabilities to Accessibility OS, Inc., who subsequently transferred all assets and liabilities to CurbCutOs, Inc. See the financial review reports for Accessibility OS, Inc and CurbCutOs, Inc. for additional information.